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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (AMENDMENT NO. 1)


                                COSTILLA ENERGY, INC.
                                   (Name of Issuer)

                             COMMON STOCK, $.10 PAR VALUE
                            (Title of Class of Securities)

                                      22161G103
                                    (CUSIP Number)

                                  CADELL S. LIEDTKE
                                  MICHAEL J. GRELLA
                                  HENRY G. MUSSELMAN
                            400 WEST ILLINOIS, SUITE 1000
                                 MIDLAND, TEXAS 79701
                                    (915) 682-3092
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                   NOVEMBER 6, 1996
               (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with the statement __________. (A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               SCHEDULE 13D

CUSIP No. 22161G103                                       Page  2  of  4  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     Cadell S. Liedtke
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
       WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
      Texas
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 2,302,560
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    2,302,560
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          2,302,560
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          21.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

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    This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed by Cadell S. Liedtke, Michael J. Grella and Henry G. Musselman (collectively, the "Reporting Persons") to reflect a change in the percentage ownership of each of the Reporting Persons of the Common Stock, $0.10 par value (the "Common Stock"), of Costilla Energy, Inc. (the "Company") from such percentage ownership reflected in the Schedule 13D filed by the Reporting Persons on October 18, 1996 (the "Original 13D"). On November 6, 1996, the Company issued 475,000 shares of Common Stock pursuant to the exercise of a portion of the underwriters' over-allotment option in connection with the Company's initial public offering. Due to the increased number of shares of Common Stock outstanding as a result of that issuance, the percentage ownership of each of the Reporting Persons decreased since the number of shares of Common Stock owned by the Reporting Persons has not changed from the information provided in the Original 13D.

    As a result, the Original 13D is hereby amended to change the percentage ownership of each of the Reporting Persons as reported in the Original 13D to the following:

                   Cadell S. Liedtke        21.9%
                   Michael J. Grella        12.9%
                   Henry G. Musselman        5.8%

    Except as expressly amended and modified by this Amendment, the Original 13D remains unchanged and in full force and effect.

                                Page 3 of 4
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SIGNATURE

    After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 15, 1996                       /s/ CADELL S. LIEDTKE
----------------                       -----------------------------------
     Date                              Cadell S. Liedtke



November 15, 1996                       /s/ MICHAEL J. GRELLA
----------------                       -----------------------------------
     Date                              Michael J. Grella


November 15, 1996                       /s/ HENRY G. MUSSELMAN
----------------                       -----------------------------------
     Date                              Henry G. Musselman

                                Page 4 of 4